UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No: 1)

URANIUM ENERGY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

916896103
______________________________________
(CUSIP Number)

December 31, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916896103

1.            Names of Reporting Persons           Vontobel Fund Global Trend New Power

2.            Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐
               Not applicable

3.            SEC Use Only:

4.            Citizenship or Place of Organization:            Luxemburg

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.            Sole Voting Power:            4,841,667 shares(1)

6.            Shared Voting Power:       Nil shares

7.            Sole Dispositive Power:    4,841,667 shares(1)

8.            Shared Dispositive Power:  Nil shares

9.            Aggregate Amount Beneficially Owned by Each Reporting Person:   4,841,667 shares(1)

10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
               Not applicable

11.          Percent of Class Represented by Amount in Row (9):              7.9%(1), (2)

12.          Type of Reporting Person (See Instructions):                           OO

Notes:

(1)       Consisting of 3,800,000 common shares and an additional 1,041,667 common shares issuable upon the exercise of warrants at a price of US$3.10 per share until June 26, 2011. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)       Based on 59,878,088 shares of the Issuer's common stock issued and outstanding as of December 31, 2009.

CUSIP No. 916896103

ITEM 1(a).           Name of Issuer:

ITEM 1(b).           Address of Issuer's Principal Executive Offices:

9801 Anderson Mill Road, Suite 230, Austin, Texas 78750.

ITEM 2(a).           Name of Person Filing:

This statement is filed by Vontobel Fund Global Trend New Power, which is sometimes referred to herein as the "Reporting Person".

ITEM 2(b).           Address of Principal Business Office or, if none, Residence:

69, Route D'Esch, L-1470 Luxemburg.

ITEM 2(c).           Citizenship:

The Reporting Person is organized under the laws of Luxemburg.

ITEM 2(d).           Title of Class of Securities:

Common Stock, par value $0.001 per share.

ITEM 2(e).           CUSIP No.:

916896103

ITEM 3.

Not applicable. This statement is filed pursuant to Rule 13d-1(d).

ITEM 4.              OWNERSHIP.

(a)  Amount beneficially owned: 4,841,667 shares, consisting of 3,800,000 common shares and an additional 1,041,667 common shares issuable upon the exercise of warrants at a price of US$3.10 per share until June 26, 2011. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(b)  Percent of class: 7.9%, based on 59,878,088 shares of the Issuer's common stock issued and outstanding as of December 31, 2009.

(c)  Number of shares as to which such person has:

    Sole power to vote or to direct the vote: 4,841,667 shares.

    Shared power to vote or to direct the vote: N/A.

    Sole power to dispose or to direct the disposition of: 4,841,667 shares.

    Shared power to dispose or to direct the disposition of: N/A.

ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 916896103

ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.              IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.              NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:            CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2010.

VONTOBEL FUND GLOBAL TREND NEW POWER

By:      "Anders Malcolm"
            Name:  Anders Malcolm
            Title:    Director, Member of Board of Directors